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15045865

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8-47374

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Adviser Dealer Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6125 Memorial Drive
(No. and Street)

Dublin	OH	43017-9767
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas R. Cooper — 614-766-7000 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HHH CPA Group LLC
(Name – *if individual, state last, first, middle name*)

1250 Old Henderson Road	Columbus	OH	43220
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DN 3/5/15

OATH OR AFFIRMATION

I, Douglas R. Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Adviser Dealer Services, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

Ruth Kirkpatrick
Notary Public, State of Ohio
My Commission Expires 04-20-2017

Signature

Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADVISER DEALER SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

HHH CPA GROUP

ADVISER DEALER SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

HHH
CPA GROUP

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

Board of Directors
Adviser Dealer Services, Inc.
Dublin, Ohio

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying financial statements of Adviser Dealer Services, Inc. (an Ohio corporation), which comprise the balance sheets as of December 31, 2014 and 2013 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Adviser Dealer Services, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Adviser Dealer Services, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 and Reconciliation with Company's Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Adviser Dealer Services, Inc.'s financial statements. The supplemental information is the responsibility of Adviser Dealer Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the

HHH CPA Group LLC
1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com

Member: American Institute of Certified Public Accountants

Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

HHH CPA Group, LLC
Columbus, Ohio
Federal Employer ID Number: 20-3767687

Richard B. Dumas, CPA
February 16, 2015

ADVISER DEALER SERVICES, INC.

BALANCE SHEETS

DECEMBER 31, 2014 AND 2013

ASSETS	2014	2013
Cash	$ 67,908	$ 268,495
Accounts receivable	3,519	3,156
Accounts receivable - related party	5,544	6,913
Total current assets	76,971	278,564
Deposit with clearing organization	25,001	25,001
	$ 101,972	$ 303,565
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable	$ 500	$ 105
Commissions payable	3,653	2,753
Accrued liabilities	6,463	209,351
Total current liabilities	10,616	212,209
Long-term liabilities	-	-
Total liabilities	10,616	212,209
Stockholder's equity:		
Common stock; no par value, 1,000 shares authorized, issued and outstanding	10,000	10,000
Paid in capital	740,000	740,000
Retained earnings	(658,644)	(658,644)
Total stockholder's equity	91,356	91,356
	$ 101,972	$ 303,565

See accompanying notes to financial statements

ADVISER DEALER SERVICES, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Revenues:		
Commissions	$ 77,869	$ 66,200
Other income	17,149	26,622
Interest	397	1,066
Total revenues	95,415	93,888
Expenses:		
Salaries	31,076	32,817
Registration fees	15,843	13,027
Professional fees	17,366	16,571
Commissions	14,156	7,807
Interest	9,551	18,129
Other	7,423	5,537
Total expenses	95,415	93,888
Net income	$ -	$ -

See accompanying notes to financial statements

ADVISER DEALER SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Common Stock:		
Balance at beginning of period	$ 10,000	$ 10,000
Issued/(Repurchased) stock	-	-
Balance at end of period	10,000	10,000
Paid In Capital:		
Balance at beginning of period	740,000	740,000
Contributed capital	-	-
Balance at end of period	740,000	740,000
Retained Earnings:		
Balance at beginning of period	(658,644)	(658,644)
Net income	-	-
Distributions	-	-
Balance at end of period	(658,644)	(658,644)
Total stockholder's equity	$ 91,356	$ 91,356

See accompanying notes to financial statements

ADVISER DEALER SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Cash flows from operating activities:		
Net income	$ -	$ -
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) decrease in:		
Accounts receivable	(363)	1,568
Accounts receivable - related party	1,369	(6,913)
Deposit with clearing organization	-	(1)
Increase (decrease) in:		
Accounts payable	395	105
Accounts payable - related party	-	(3,982)
Commissions payable	900	(360)
Accrued liabilities	(202,888)	(234,788)
Total adjustments	(200,587)	(244,371)
Net cash used in operating activities	(200,587)	(244,371)
Cash flows from investing activities	-	-
Cash flows from financing activities:	-	-
Net decrease in cash	(200,587)	(244,371)
Cash at beginning of period	268,495	512,866
Cash at end of period	$ 67,908	$ 268,495
Supplemental disclosures:		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

See accompanying notes to financial statements

ADVISER DEALER SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

Note 1 - Summary of Significant Accounting Policies

A. Organization

Adviser Dealer Services, Inc. (the Company) has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio Securities Division; it is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company does not hold customer funds or safe-guard customer securities and clears all transactions on a fully disclosed basis through its clearing firm.

As of December 31, 2014, the Company is licensed in 7 states, including California, Delaware, Maryland, Nebraska, New Jersey, Ohio, and Pennsylvania.

B. Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

C. Cash

The Company maintains cash balances at one bank and in several money market accounts. The cash balance in the bank was under the federally insured limit of $250,000 as of December 31, 2014. For purposes of the statement of cash flows, the Company considers all cash in checking accounts and money market accounts to be cash equivalents.

D. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(Continued)

Note 1 - Summary of Significant Accounting Policies - Continued

E. Commissions

Commission income and commission expense are recorded on a trade-date basis as security transactions occur.

Note 2 – Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3 – Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than the greater of 6.67% of total liabilities, exclusive of subordinated debt, for the year ended December 31, 2014, $708, or $5,000. At December 31, 2014 the Company's net capital as defined by SEC Rule 15c3-1 was $80,156 in excess of the minimum net capital required.

In addition to the minimum net capital provision, SEC Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtness, as defined, to capital, of not more than 15 to 1. At December 31, 2014 the ratio was 0.125 to 1.

Note 4 – Related Parties

The Company is affiliated through common ownership with Meeder Asset Management, Inc. (MAM), which provides investment advisory services. At December 31, 2014, MAM owed the Company $5,544 for the above mentioned services, which is included in the related party receivable in the accompanying balance sheet.

The Company from time to time invests cash balances in the Meeder Funds Money Market Fund (the Fund). The Fund is managed by MAM, and certain officers of the Company, Meeder Investment Management, Inc., and MAM are also officers and/or trustees of the Fund. At December 31, 2014, cash and cash equivalents included $2,086 invested in the Fund.

(Continued)

ADVISER DEALER SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

Note 5 – Income Taxes

Meeder Investment Management, Inc. files a consolidated income tax return which includes the Company and other related entities. Meeder Investment Management, Inc. has elected to be treated as an S corporation under the provision of Section 1362(a) of the internal Revenue Code (IRC), and the Company qualifies as a QSUB as defined by the IRC, which allows for the Company's income to be taxed directly to Meeder Financial, Inc. As a result, no provision for federal income taxes has been recognized.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (US GAAP). As of and during the year ended December 31, 2014, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2011.

Note 6 – Subsequent Events

Management has reviewed all events subsequent to December 31, 2014, up to the date of audit report and has not encountered any subsequent events that effect the current financial statements or that require additional disclosure.

ADVISER DEALER SERVICES, INC.

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2014

Schedule I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

NET CAPITAL

Total stockholder's equity		$ 91,356
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		91,356
Non-allowable assets:		
Accounts receivable – related party	$ 5,544	5,544
Net capital before haircuts on securities positions		85,812
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Other securities	656	656
Total net capital		$ 85,156
Computation of aggregate indebtness – Total liabilities from Balance Sheet		$ 10,616
Ratio of aggregate indebtness to net capital		0.125 to 1

Schedule II

Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 90,700
Audit adjustments	(5,544)
Net capital per audited financial statements	$ 85,156

HHH
CPA GROUP

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Adviser Dealer Services, Inc.

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) Adviser Dealer Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Adviser Dealer Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Adviser Dealer Services, Inc. stated that Adviser Dealer Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Adviser Dealer Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Adviser Dealer Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HHH CPA Group, LLC

HHH CPA GROUP, LLC
Columbus, Ohio

February 16, 2015

HHH CPA Group LLC
1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com

Member: American Institute of Certified Public Accountants

SEC Rule 15c3-3 Exemption Report

Board of Directors
Adviser Dealer Services, Inc.

Adviser Dealer Services, Inc. is exempt from Securities Exchange Act of 1934 Rule 15c3-3. This exemption is based on provision (k)((2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934. Adviser Dealer Services, Inc. met the identified exemption provision identified above throughout the most recent fiscal year without exception.

Doug Cooper

February 16, 2015